Exhibit (a)(1)(E)

Form of Email Confirming Receipt of Election Form

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Confirmation – we received your Election Form

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Hello [First Name],

This confirms we received your Election Form for the Exchange Offer. This confirmation should not be construed to confirm whether your Election Form was properly completed or that we have accepted any of your Eligible Options for exchange. If your Election Form is properly completed and timely received, and all eligibility requirements are otherwise met, we expect to accept the Eligible Options that you elected to tender for exchange and to grant you New Options upon the Expiration Time as described in the Offer to Exchange. If you do not deliver a signed Notice of Withdrawal before the Expiration Time, and we accept your tendered Eligible Options for exchange, we will provide you with a confirmation letter promptly following the Expiration Time confirming that your Eligible Options have been accepted for exchange.

Your Election Form may be withdrawn by subsequently delivering a properly completed and signed Notice of Withdrawal at any time before 11:59 p.m., Eastern Standard Time, on Friday, March 27, 2026, unless the Exchange Offer is extended. A form Notice of Withdrawal was attached to the announcement email sent to you on March 2, 2026 or may be found in the Exchange Offer materials.

The Global Compensation Team